Robert Alboher
Sebastopol, CA 95472

EDUCATION

New York University, 1979
Financial Management, post-graduate studies
Queens College, New York, 1976
Bachelor of Arts

EXPERIENCE

Retired
2000 to present

Chief Investment Officer & Executive Director
MeesPierson Asia LTD, Singapore
1988 to 1999

Conceptualized, created and managed the MeesPierson Asian Bond Fund. The fund was designed to provide investors with a liquid vehicle (weekly redemptions) paying a Libor based return plus 150-200 basis points. The fund invests in non-rated, non-investment grade commercial paper, promissory notes, bills of exchange and FRN's (average maturity 120 days) issued by Sovereign and Corporate entities in Asia and Latin America. Fund size: US$180 million. Fees: 0.75 basis points p.a. Revenue: US$1.35 million.
Also responsible for formulating policy matrices for all fixed income portfolios, including country allocation, maturity profile, duration, spread trading (relative value analysis) and currency hedging.

Vice President & Executive Director
Chemical Bank, Asia Pacific Investment Group
1983-1989
Responsibilities included creating and managing Asian Bond Funds. The company was acquired and at the time of acquisition, assets under management approximated US$180 million.

Financial Officer
U.S. Trust Company of New York
1979-1983

Responsible for balanced portfolios for private clients, trusts and estates. Assets under direct management approximated US$70 million.